Exhibit 99.1

IceCure Medical Ordinary Shares to Trade Exclusively on Nasdaq:

Company to Voluntarily Delist Shares from Trading on the Tel Aviv Stock Exchange

CAESAREA, Israel, April 19, 2023 – IceCure Medical Ltd. (Nasdaq: ICCM) (TASE: ICCM) (“IceCure” or the “Company”), developer of minimally-invasive cryoablation technology, the ProSense® System, that destroys tumors by freezing as an alternative to surgical tumor removal, today announces that it has initiated a process to voluntarily delist its ordinary shares, no par value per share (the “Ordinary Shares”), from the Tel Aviv Stock Exchange (the “TASE”).

In accordance with applicable Israeli law and the rules of the TASE, the last day the Ordinary Shares will trade on the TASE will be July 20, 2023 and the Ordinary Shares will be delisted from the TASE on July 24, 2023. Until the last day of trading on the TASE, shareholders will be able to continue to buy and sell Ordinary Shares in the same manner as has been the case to date.

The Company’s Ordinary Shares will continue to be traded on the Nasdaq Capital Market (“Nasdaq”) under the symbol “ICCM,” and the Company will continue to file public reports and make public disclosures in accordance with the rules of the U.S. Securities and Exchange Commission (the “SEC”) and Nasdaq. The delisting in Israel will not affect the Company’s continued listing on Nasdaq in the United States and all Ordinary Shares now traded on the TASE may be transferred to Nasdaq.

“We believe it is in the best interest of the company and its shareholders to focus on our efforts in the U.S. capital markets with our Ordinary Shares trading exclusively on Nasdaq,” said Ron Mayron, Chairman of the Board of Directors. “From an operational, developmental, and strategic perspective, Israel remains of vital importance to IceCure, while delisting from the TASE will reduce redundant listing costs. This decision underscores our commitment to our U.S. investors and to the U.S. healthcare market, where we believe our unique cryoablation technologies have the greatest potential to provide physicians with medical solutions that achieve enhanced patient outcomes and, as a result, will potentially build shareholder value. We value all our TASE investors and thank them for their ongoing support.”

About IceCure Medical Ltd.

IceCure Medical (Nasdaq: ICCM) (TASE: ICCM) develops and markets ProSense®, an advanced liquid-nitrogen-based cryoablation therapy for the treatment of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective alternative to hospital surgical tumor removal that is easily performed in a relatively short procedure. The system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe, and China.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal and Israeli securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statement in this press release when it discusses its voluntary delisting from the TASE, including the last date the Company’s Ordinary Shares will trade on the TASE and the date the Ordinary Shares will be delisted from the TASE, as well as our belief that our unique cryoablation technologies have the greatest potential to provide physicians with medical solutions that achieve enhanced patient outcomes in the U.S. healthcare market and, as a result, will potentially build shareholder value.. Because such statements deal with future events and are based on IceCure’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of IceCure could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 29, 2023 to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:
Michael Polyviou
Email: mpolyviou@evcgroup.com
Todd Kehrli
Email: Tkehrli@evcgroup.com